PRENETICS GLOBAL LIMITED Unit 701-706, K11 Atelier King’s Road 728 King’s Road, Quarry Bay Hong Kong February 2, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, N.E. Washington, D.C. 20549 Re: Prenetics Global Limited (the “Company”) Registration Statement on Form F-3 (Registration No. 333-276538) Withdrawal of Acceleration Request Dear Ms. Adams: Reference is made to our letter, filed as correspondence via EDGAR on February 1, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for February 2, 2024 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. Please direct any questions or comments concerning this request to Nadia Wong at +852 92441720. Very truly yours, Prenetics Global Limited By: /s/ Lo Hoi Chun Name: Lo Hoi Chun Title: Chief Financial Officer